Exhibit 2.2

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made and effective as of November 30, 2012 between Green Plains Grain Company LLC, a Delaware limited liability company, and Green Plains Grain Company TN LLC, a Delaware limited liability company, (each individually, and collectively as the context may require, “SELLER”), Green Plains Renewable Energy, Inc. (“GPRE”) and The Andersons, Inc., an Ohio corporation (“BUYER”).

WHEREAS, SELLER, BUYER and GPRE are parties to that certain Asset Purchase Agreement dated as of October 26 (the “Agreement”) which the Parties have agreed to amend to provide for the purchase by BUYER of the SELLER’s accounts receivable pursuant to this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants set forth in this Agreement, SELLER, GPRE and BUYER agree that the Agreement is hereby amended as follows (capitalized terms used herein without definition shall have the meanings provided in the Agreement):

1.	Section 1.1 is amended by the relettering of clause (j) thereof as (k), and adding the following as new clause (j):

“(j) all Receivables (excluding any intercompany receivables among SELLER, GPRE and their affiliates); and”

2.	Section 1.2(m) is deleted in its entirety.

3.	Section 2.1(c) is amended by renumbering subclause (vi) thereof as (vii) and adding the following as new subclause (vi):

“(vi)	the unpaid balance of all Receivables; and”

4.	The first page of Exhibit 2.1(c) is deleted and replaced in its entirety with the attached.

5.	Section 2.1(d) is amended by deleting the figure $37,587,874 appearing therein, and replacing it with the following: $49,852,549

6.	Section 3.1(t) is amended by adding the following to the end of such paragraph:

“The Receivables are due and owing in their entirety, and are not subject to any discount, rebate, counterclaim, diminution, offset or other claim which may grant the account obligors thereof any legal right to pay less than the outstanding balance thereof reflected in Schedule 3.1(t), except by operation of bankruptcy and insolvency laws for the protection of debtors. All Receivables will be paid in full by the account obligor not later than 150 days following the Closing Date.”

7.	Section 5.5 is deleted and replaced in its entirety with the following:

“5.5 Receivables. (a) As provided in Section 1.2, BUYER is acquiring SELLER’s Receivables pursuant to this Agreement for a purchase price equal to the outstanding balance thereof as of the Closing Date, less an amount equal to the product of such outstanding balance multiplied by a percentage equal to four (4.0) percent multiplied by a fraction the numerator of which is 30 and the denominator of which is 365. Any Receivable not paid in full by the account obligor thereunder to BUYER within 150 days following the Closing Date (the “Repurchase Date”) shall be repurchased by SELLER from BUYER for a purchase price equal to the outstanding balance thereof on the Repurchase Date. Within 15 days following the Repurchase Date, BUYER will submit to SELLER written notice of the outstanding balance of any unpaid Receivables as of the Repurchase Date, together with a detailed accounting of the collection history of such account obligor with BUYER showing the calculation used to determine such unpaid balance (the “Receivables Notice”). If SELLER shall dispute the calculations presented in the Receivables Notice, SELLER shall submit a Notice of Objection relating thereto in writing to BUYER within 15 days of its receipt thereof. SELLER shall pay the purchase price to BUYER and BUYER shall transfer all right to the undisputed outstanding balance of the Receivables to SELLER 30 days following the Repurchase Date, unless the dispute resolution provisions provided in the next sentence shall apply in which event such payment and transfer shall occur 3 days following such resolution. The provisions of Sections 2.4(b) and 2.4(c) with respect to the resolution of disputes shall be applied to resolve any dispute reflected in such Notice of Objection.

(b) If BUYER shall have generated additional receivables after the Closing Date from any party who shall also be an account obligor of any Receivable, payments received from such party shall first be applied to any outstanding obligation specifically designated in writing by such party. All other payments received from such party shall be applied first, in date order, to the Receivables and then to any such additional receivables generated by BUYER unless the account obligor of any Receivable shall have indicated in writing its disagreement with the amount thereof, or alleges the existence of any counterclaim, offset or other reduction applicable against such Receivable, in which event the payments received from such account obligor (unless the first sentence of this clause (b) shall apply) shall be applied, in date order, to all other uncontested Receivables of such account obligor and then to any such additional receivables of such account obligor generated by BUYER.

(c) BUYER shall provide an invoice to the account obligor at least once per month prior to the Repurchase Date and shall otherwise attempt to follow SELLER’s collection practices to the extent consistent with BUYER’s own collection practices, provided, however, anything in the foregoing portion of this sentence to the contrary notwithstanding: (i) BUYER shall have no obligation to commence any legal process, including the initiation of any civil lawsuit, the filing of any criminal complaint, foreclosure upon any collateral, commencement of any involuntary bankruptcy or receivership petition, (ii) BUYER shall have no obligation to incur any out of pocket expenses or unreasonable internal expenses in connection therewith, and (iii) BUYER shall have no obligation to engage in any activity which, in the opinion of BUYER’s counsel, shall subject BUYER to any risk of legal liability (items (i) through (iii)

collectively referred to as “Formal Collection Processes”). BUYER shall provide to SELLER a listing of all unpaid Receivables on a monthly basis and inform SELLER of any assertion by any account obligor with respect to a Receivable as to defense or counterclaim to the payment thereof and shall reasonably cooperate with SELLER, at SELLER’s expense, in jointly pursuing collection of the account. In the event BUYER chooses not to commence any Formal Collection Process requested by SELLER in conjunction with nonpayment or any defense or counterclaim with respect to an obligor, SELLER may repurchase the Receivable at that time and pursue any collection method it determines to be appropriate.

(d) SELLER shall, in cooperation with BUYER, promptly following the Closing Date, advise the account obligors of the sale of the Receivables, and shall direct such account obligors to make all future payments to such address or lockbox as BUYER shall designate. Payments received following the Closing Date by SELLER in respect of any Receivable shall be promptly delivered by SELLER to BUYER. BUYER shall deliver to SELLER any checks or instruments received by BUYER but bearing SELLER’s name and SELLER shall thereupon endorse such checks or instruments to BUYER for deposit within 3 days of receipt thereof unless SELLER shall have determined that such check or instrument is a payment of another obligation owed by such account obligor which is not a Receivable. Any such checks or instruments which are not endorsed by SELLER shall not be applied to any Receivable which shall remain unpaid and subject to SELLER’s repurchase obligation hereunder. SELLER shall provide a detailed accounting of the other obligation which SELLER asserts is the intended account to be paid. Nothing herein shall be construed to waive or release BUYER’s right to assert that any such check or instrument was an intended payment to BUYER for a receivable generated by BUYER but erroneously made out to SELLER.

6.	Section 8.1 is amended by adding the follow as clause (c) thereto:

“(c) If the Closing occurs, and subject to the terms and conditions of this Article 8, in addition to the indemnification provided in Section 8.1(a) and (b), SELLER and GPRE shall jointly and severally indemnify and hold harmless BUYER and its Affiliates, and their respective directors, officers, employees and controlling persons, from and against all Losses asserted against or incurred by any such entity or person as a result of any: (i) breach as of the Closing Date of the representations and warranties of SELLER contained in Section 3.1(t) of this Agreement (but not in duplication of any ; and (ii) breach of the covenants of SELLER contained in Section 5.5 of this Agreement. All such indemnified representations and warranties of the parties shall survive the Closing Date for a period of eighteen months. All Losses described in this Section 8.1(c) shall be indemnified in full, without deductible, or minimum or maximum amount. Amounts paid in respect of any Receivable by any account obligor which are rescinded or returned by operation of any bankruptcy, insolvency or other law for the protection of creditors shall be added to, and regarded as, Losses for purposes of this indemnification. No claim or payment made pursuant to this Section 8.1(c) shall be applied or credited against, or otherwise serve to reduce, the minimum or maximum indemnification obligations provided in Section 8.1(a) and (b). In determining the amount of any Losses in respect of the breach of any representation or warranty for purposes of this Section 8.1(c) only (but not for determining whether there has been a breach), any representation or warranty that is qualified in scope as to materiality, Material Adverse Effect or similar qualifications shall be deemed to be made or given without such qualification, except where any such representation or warranty requires disclosure of lists or items of a material nature or above a specified threshold.

7. The terms and conditions of the Agreement, except to the extent specifically amended in this Amendment, are hereby ratified and confirmed, and shall be construed and interpreted in manner consistent with this Amendment as the context may require.

IN WITNESS WHEREOF, the Parties have caused their duly authorized officers to execute and deliver this Asset Purchase Agreement as of the day and year first written above.

GREEN PLAINS GRAIN COMPANY LLC

By:	/s/ Todd Becker

Name:	Todd Becker
Title:	President & Chief Executive Officer

GREEN PLAINS GRAIN COMPANY TN LLC

By:	/s/ Todd Becker

Name:	Todd Becker
Title:	President & Chief Executive Officer

THE ANDERSONS, INC.

By:	/s/ Dennis Addis

Name:	Dennis Addis
Title:	President, Grain Group

The undersigned Green Plains Renewable Energy LLC (“GPRE”), as sole or majority owner (directly or indirectly) of each of the SELLERS hereby joins the foregoing Agreement for the purpose of agreeing to be bound by the terms and conditions of Section 5.3, 5.12, 5.13 and Section 8 thereof.

GREEN PLAINS RENEWABLE ENERGY, INC.

By:	/s/ Todd Becker

Name:	Todd Becker
Title:	President & Chief Executive Officer